Exhibit 99.1

ASX Announcement 13 June 2023

Advanced Health Intelligence Ltd

to undertake AUD$5 million private placement

Advanced Health Intelligence Ltd (ASX/NASDAQ: AHI) (“AHI” or “the Company”) is pleased to announce that it has agreed to issue Orca Capital GMBH, an offshore institutional investor, 20,000,000 shares, raising $5,000,000 at 25 cents a share.

AHI will use the net proceeds received from this offering primarily for the Company’s current products and business development and marketing, with the remainder of the proceeds to be used for general corporate purposes, including, without limitation, investing in or acquiring companies that are synergistic with or complimentary to our technologies and working capital.

The offering represents a 194% increase to the last traded price on Friday, 9 June 2023, close on ASX was

$0.085.

Evolution Capital Pty Ltd (“Evolution”) acted as the sole book-running manager for the Offering. Evolution will receive a 6% cash fee and 2,500,000 options at an exercise price of 35 cents to expire two years from the date of issue. The options will be issued under AHI’s Listing Rule 7.1 capacity. The material terms and conditions of these options are annexed to this announcement.

Settlement of the issue of the 20,000,000 placement shares and options is anticipated to occur on Wednesday, 14 June 2023, and all of the securities will be issued under the Company’s existing 15% placement capacity under Listing Rules 7.1 and 7.1A as follows:

●	544,604 shares will be issued under AHI’s placement capacity under Listing Rule 7.1; and

●	19,455,396 shares will be issued under AHI’s placement capacity under Listing Rule 7.1A (exhausting this placement capacity).

Further information with respect to this placement is set out in the Appendix 3B that accompanies this announcement.

The CEO of Advanced Health Intelligence Limited has approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (‘AHI’) delivers scalable health assessment, risk stratification and digital triage capabilities to healthcare providers, insurers, employers, and government agencies all over the world via our proprietary technology and processes.

Advanced Health Intelligence Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech 1

ASX Announcement 13 June 2023

Since 2014, AHI has been delivering Health-tech innovation via a smartphone, starting with the world's first on-device body dimensioning capability. AHI has developed a patented technology, showcasing the next frontier in digitising healthcare with a suite of componentised solutions, culminating in:

●	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates;

●	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk;

●	Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates;

●	On-device dermatological skin identification across 588 skin conditions across 133 categories (Inc. Melanoma); and

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

Our world-class team of subject matter experts in machine learning, AI, computer vision, and medically trained data scientists ensure that AHI’s technology is at the forefront of innovation and the needs of our consumers.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically derived triage solution accessible on and via a smartphone. With these advanced technologies, AHI helps its partners identify risks across their consumers and triage them into right-care pathways for proactive health management at a population scale.

For more information, please visit: www.ahi.tech

Advanced Health Intelligence Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech 2

ASX Announcement 13 June 2023

Terms and Conditions of the Options

(a)	Entitlement

Each Option entitles the holder to subscribe for one Share upon exercise of the Option.

(b)	Exercise Price

Subject to paragraph (i), the amount payable upon exercise of each Option will be $0.35 (Exercise Price)

(c)	Expiry Date

Each Option will expire at 5:00 pm (WST) on the date that is two years following the date of issue [Expiry Date). An Option not exercised before the Expiry Date will automatically lapse on the Expiry Date.

(d)	Exercise Period

The Options are exercisable at any time on or prior to the Expiry Date (Exercise Period).

(e)	Notice of Exercise

The Options may be exercised during the Exercise Period by notice in writing to the Company in the manner specified on the Option certificate (Notice of Exercise) and payment of the Exercise Price for each Option being exercised in Australian currency by electronic funds transfer or other means of payment acceptable to the Company.

(f)	Exercise Date

A Notice of Exercise is only effective on and from the later of the date of receipt of the Notice of Exercise and the date of receipt of the payment of the Exercise Price for each Option being exercised in cleared funds (Exercise Date).

(g)	Timing of issue of Shares on exercise

Within five Business Days after the Exercise Date, the Company will:

(i)	issue the number of Shares required under these terms and conditions in respect of the number of Options specified in the Notice of Exercise and for which cleared funds have been received by the Company;

(ii)	if required, give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, or, if the Company is unable to issue such a notice, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors; and

(iii)	if admitted to the official list of ASX at the time, apply for official quotation on ASX of Shares issued pursuant to the exercise of the Options.

Advanced Health Intelligence Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech 3

ASX Announcement 13 June 2023

If a notice delivered under (g)(ii) for any reason is not effective to ensure that an offer for sale of the Shares does not require disclosure to investors, the Company must, no later than 20 Business Days after becoming aware of such notice being ineffective, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors.

(h)	Shares issued on exercise

Shares issued on exercise of the Options rank equally with the then issued shares of the Company.

(i)	Reconstruction of capital

If at any time the issued capital of the Company is reconstructed, all rights of an Optionholder are to be changed in a manner consistent with the Corporations Act and the ASX Listing Rules at the time of the reconstruction.

(j)	Participation in new issues

There are no participation rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Options without exercising the Options.

An Option does not confer the right to a change in Exercise Price or a change in the number of underlying securities over which the Option can be exercised.

(k)	Transferability

The Options are transferable subject to any restriction or escrow arrangements imposed by ASX or under applicable Australian securities laws.

Advanced Health Intelligence Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech 4